SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Amendement No. 4)

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

LNR Property Corporation

(Name of the Issuer)

Riley Property Holdings LLC
Riley Acquisition Sub Corp.
Riley Mezzanine Corp.
Stuart A. Miller Irrevocable Trust U/A 10/6/94
MFA Limited Partnership
The Miller Charitable Fund, L.P.
CB Riley Investor LLC
Cerberus Capital Management, L.P.

Stuart A. Miller Jeffrey P. Krasnoff Ronald E. Schrager Robert B. Cherry David O. Team Mark A. Griffith LNR Property Corporation

(Names of Person(s) Filing Statement)

Common stock, par value $0.10 per share

Class B common stock, par value $0.10 per share

(Title of Class of Securities)

501940100

(CUSIP Number of Class of Securities)

Zena M. Dickstein,

Sectretary

LNR Property Corporation

1601 Washington Ave., Suite 800

Miami Beach,  FL 33139

Telephone:  (305) 695-5500

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

André Weiss Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Telephone: (212) 756-2000	David W. Bernstein Clifford Chance US LLP 31 W. 52nd St. New York, New York 10019 Telephone: (212) 878-8000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
c.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$1,950,365,718	$247,111

•          For purposes of calculating the filing fee only, the transaction valuation was based upon the product of .00012670 and the sum of (1) the proposed aggregate cash payment of $1,886,193,406 for 20,122,883 shares of common stock and 9,769,248 shares of Class B common stock of the Registrant at $63.10 per share and (2) the proposed aggregate cash payment of $64,172,252 to be paid to (a) persons holding options to acquire a total of 1,877,085 shares of common stock of the Registrant and (b) senior executive officers having the right (and obligation) to purchase a total of 143,572 shares of common stock of the Registrant pursuant to stock purchase agreements.  The filing fee is equal to $247,111.

☐       Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$247,111	Filing Party:	LNR Property Corporation
Form or Registration No.:	Schedule 14A	Date Filed:	October 14, 2004

Introduction

This Amendment No. 4 (this “Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) is being filed by Riley Property Holdings LLC (“Parent”), Riley Acquisition Sub Corp. (“Acquisition”), Riley Mezzanine Corp. (“Mezzanine”), CB Riley Investor LLC, Cerberus Capital Management, L.P., Blackacre Institutional Capital Management LLC, Stuart A. Miller, Jeffrey P. Krasnoff, Ronald E. Schrager, Robert B. Cherry, David O. Team, Mark A. Griffith, Stuart A. Miller Irrevocable Trust U/A 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P. and LNR Property Corporation (“LNR” and together with the other filing persons, the “Filing Persons”).

The transaction which is the subject of this Schedule 13E-3 is a proposed merger (the “Merger”) of Acquisition with and into LNR, on the terms and subject to the conditions set forth in a Plan and Agreement of Merger, dated as of August 29, 2004, by and among LNR, Parent and Acquisition (the “Merger Agreement”), that will result in LNR’s stockholders receiving $63.10 per share in cash and LNR’s becoming indirectly wholly-owned by Parent.

Concurrently with the filing of this Schedule 13E-3, LNR is filing with the Securities and Exchange Commission pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a definitive proxy statement (the “Proxy Statement”) relating to a special meeting of LNR’s stockholders at which the stockholders will be asked to vote on a proposal to adopt the Merger Agreement.  The information set forth in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

In filing this Schedule 13E-3, the Filing Persons do not concede that LNR is “controlled” by or under common “control” with Parent, Acquisition, Mezzanine, CB Riley Investor LLC, Cerberus Capital Management, L.P., Blackacre Institutional Capital Management LLC, Stuart A. Miller, Jeffrey P. Krasnoff, Ronald E. Schrager, Robert B. Cherry, David O. Team, Mark A. Griffith or Stuart A. Miller Irrevocable Trust U/A 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P. or that any of their respective affiliates is an “affiliate” of LNR within the meaning of Rule 13e-3 under the Exchange Act.  The information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person was supplied by that Filing Person and no Filing Person takes responsibility for the accuracy of information relating to any other Filing Person.

ITEM 1.         Summary Term Sheet.

The information provided in the Proxy Statement under the captions “Summary Term Sheet” and “Questions and Answers About the Transaction, Voting Procedures and Related Matters” is incorporated herein by reference.

ITEM 2.         Subject Company Information.

(a)	Name and Address	The information provided in the Proxy Statement under the caption “The Participants” is incorporated herein by reference.

(b)	Securities	The information provided in the Proxy Statement under the caption “The Special Meeting — Record Date; Voting Information” is incorporated herein by reference.

(c)	Trading Market and Price	The information provided in the Proxy Statement under the caption “Market and Market Price For Our Common Stock” is incorporated herein by reference.

(d)	Dividends	The information provided in the Proxy Statement under the caption “Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings

The information provided in the Proxy Statement under the caption “Stock Transactions by LNR and its Directors and Officers — Public Offerings of Convertible Debt by LNR” is incorporated herein by reference.

(f)	Prior Stock Purchases	The information provided in the Proxy Statement under the caption “Stock Transactions by LNR and its Directors and Officers — Purchases of Common Stock by LNR” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) — (c)	Identity and Background of the Filing Persons	The information provided in the Proxy Statement under the captions “The Participants” and in Appendix D is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)	Material Terms	The information provided in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

(1)	Tender Offers	None.

(2)	Mergers or Similar Transactions	None.

(2)(i)	Transaction Description

The information provided in the Proxy Statement under the captions “Summary Term Sheet” and “Questions and Answers About the Transaction, Voting Procedures and Related Matters” is incorporated herein by reference.

(2)(ii)	Consideration

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters” and “Special Factors — Effects of the Merger” is incorporated herein by reference.

(2)(iii)	Reasons for Transaction

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters”, “Special Factors — Background of the Merger”, “Special Factors — Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” and “Special Factors — Purpose and Structure of the Merger” is incorporated herein by reference.

(2)(iv)	Vote Required for Approval

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters” and “The Special Meeting — Record Date; Voting Information” is incorporated herein by reference.

(2)(v)	Differences in the Rights of Security Holders	None.

(2)(vi)	Accounting Treatment	The information provided in the Proxy Statement under the caption "Accounting Treatment of the Merger" is incorporated herein by reference.

(2)(vii)	Income Tax Consequences

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)	Different Terms

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters” and “Special Factors — Interests of LNR’s Directors and Executive Officers” is incorporated herein by reference.

(d)	Appraisal Rights

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters”, and “The Special Meeting — Appraisal Rights” and in Appendix C is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders	None.

(f)	Eligibility for Listing or Trading	None.

ITEM 5.	Past Contacts, Transactions, Negotiations And Agreements.

(a)	Transactions

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters”, “Special Factors — Background of the Merger” and “Special Factors — Interests of LNR’s Directors and Executive Officers” is incorporated herein by reference.

(b)—(c)	Significant Corporate Events; Negotiations or Contacts

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters”, “Special Factors — Background of the Merger” and “Special Factors — Interests of LNR’s Directors and Executive Officers” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters”, “Special Factors — Interests of LNR’s Directors and Executive Officers”, “Special Factors — Financing of the Merger” and “The Merger Agreement” is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired

The information provided in the Proxy Statement under the captions “Special Factors — Effects of the Merger” and “Special Factors — Interests of LNR’s Directors and Executive Officers” is incorporated herein by reference.

(c)(1) — (8)	Plans

The information provided in the Proxy Statement under the captions “The Participants” “Special Factors — Background of the Merger”, “Special Factors — Effects of the Merger” and “Special Factors — Interests of LNR’s Directors and Executive Officers” is incorporated herein by reference.

ITEM 7.	Purposes, Alternatives, Reasons and Effects.

(a)—(d)	Purposes; Alternatives, Reasons, Effects

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters”, “Special Factors — Background of the Merger”, “Special Factors — Purpose and Structure of the Merger”, “Special Factors — Effects of the Merger”, “Special Factors — Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.	Fairness of the Transaction.

(a)—(b)	Fairness; Factors Considered in Determining Fairness

The information provided in the Proxy Statement under the captions “Special Factors — Background of the Merger”, “Special Factors — Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”, “Special Factors — Position of the Miller Family, the Management Investors and the Cerberus Entities as to the Fairness of the Merger”, and “Special Factors — Opinion of Greenhill & Co., Inc.” and in Appendix B is incorporated herein by reference.

(c)	Approval of Security Holders

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters” and “The Special Meeting — Record Date; Voting Information” is incorporated herein by reference.

(d)	Unaffiliated Representative

The information provided in the Proxy Statement under the captions “Special Factors — Background of the Merger”, “Special Factors — Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”, “Special Factors — Position of the Miller Family, the Management Investors and the Cerberus Entities as to the Fairness of the Merger”, and “Special Factors — Opinion of Greenhill & Co., Inc.” and in Appendix B is incorporated herein by reference.

(e)	Approval of Directors

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters”. “Special Factors — Background of the Merger” and “Special Factors — Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(f)	Other Offers	The information provided in the Proxy Statement under the caption “Special Factors — Background of the Merger” is incorporated herein by reference.

ITEM 9.	Reports, Opinions, Appraisals and Negotiations.

(a)—(c)	Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Apraisal; Availability of Documents

The information provided in the Proxy Statement under the captions “Special Factors — Background of the Merger”, “Special Factors — Opinion of Greenhill & Co., Inc.”, and “Where Stockholders Can Find More Information” and in Appendix B is incorporated herein by reference.

ITEM 10.	Source And Amounts Of Funds Or Other Consideration.

(a),(b),(d)	Source of Funds; Conditions; Borrowed Funds	The information provided in the Proxy Statement under the caption “Special Factors — Financing of the Merger” is incorporated herein by reference.

(c)	Expenses	The information provided in the Proxy Statement under the caption “Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

ITEM 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership	The information provided in the Proxy Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions	The information provided in the Proxy Statement under the caption “Stock Transactions by LNR and its Directors and Officers — Recent Transactions” is incorporated herein by reference.

ITEM 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters” and “The Special Meeting — Record Date; Voting Information” is incorporated herein by reference.

(e)	Recommendations of Others

The information provided in the Proxy Statement under the captions “Questions and Answers About the Transaction, Voting Procedures and Related Matters”, “Special Factors — Background of the Merger” and “Special Factors — Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger” is incorporated herein by reference.

ITEM 13.	Financial Statements.

(a)	Financial Information

The information provided in the Proxy Statement under the caption “LNR Selected Historical Financial Data” is incorporated herein by reference.  The audited financial statements of LNR for the fiscal years ended November 30, 2003 and November 30, 2002 are incorporated herein by reference to LNR’s Annual Report on Form 10-K for the fiscal year ended November 30, 2003, which was filed with the Securities and Exchange Commission on or about February 27, 2004.

(b)	Pro Forma Information	None.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a), (b)	Solicitations or Recommendations; Employees and Corporate Assets

The information provided in the Proxy Statement under the captions “The Special Meeting — Proxies; Revocation” and “The Special Meeting — Expenses of Proxy Solicitation” is incorporated herein by reference.

ITEM 15.	Additional Information.

(b)	Other Material Information	The information contained in the Proxy Statement as a whole is incorporated herein by reference.

ITEM 16.	Exhibits.

(a)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 3, 2005 (incorporated herein by reference).

(a)(2)	Press Release issued by LNR Property Corporation on August 29, 2004 (incorporated herein by reference to Schedule DEFA14A filed by LNR Property Corporation on August 31, 2004).

(b)(1)

Financing Commitment Letter of Deutsche Bank AG, Deutsche Bank Securities Inc. and Goldman Sachs Mortgage Company, dated September 21, 2004 (incorporated herein by reference to Exhibit (b)(1) to Schedule 13E-3 dated October 14, 2004).

(b)(2)	Mezzanine Financing Commitment Letter of Madeleine L.L.C., dated August 29, 2004 (incorporated herein by reference to Exhibit (b)(2) to Schedule 13E-3 dated October 14, 2004).

(c)(1)	Opinion of Greenhill & Co. Inc., dated August 27, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)

Materials presented by Greenhill & Co. Inc., dated August 27, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(2) to Schedule 13E-3 dated October 14, 2004).

(c)(3)

Materials presented by Greenhill & Co. Inc., dated August 24, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(3) to Schedule 13E-3 dated December 27, 2004).

(c)(4)

Materials presented by Greenhill & Co. Inc., dated June 9, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(4) to Schedule 13E-3 dated December 27, 2004).

(c)(5)

Materials presented by Greenhill & Co. Inc., dated June 3, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(5) to Schedule 13E-3 dated December 27, 2004).

(c)(6)

Materials presented by Greenhill & Co. Inc., dated May 28, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(6) to Schedule 13E-3 dated December 27, 2004).

(c)(7)

Materials presented by Greenhill & Co. Inc., dated May 17, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(7) to Schedule 13E-3 dated December 27, 2004).

(c)(8)

Materials presented by Greenhill & Co. Inc., dated April 21, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(8) to Schedule 13E-3 dated December 27, 2004).

(d)(1)

Plan and Agreement of Merger, dated as of August 29, 2004, by and among LNR Property Corporation, Riley Property Holdings LLC and Riley Acquisition Sub Corp. (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)

Voting Agreement, dated as of August 29, 2004, by and among Riley Property Holdings LLC, LNR Property Corporation and certain stockholders of LNR Property Corporation identified therein (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by LNR Property Corporation on September 1, 2004).

(d)(3)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Stuart A. Miller (incorporated herein by reference to Exhibit 10.1 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(4)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Jeffrey P. Krasnoff (incorporated herein by reference to Exhibit 10.2 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(5)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Ronald E. Schrager (incorporated herein by reference to Exhibit 10.3 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(6)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Robert B. Cherry (incorporated herein by reference to Exhibit 10.4 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(7)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Shelly Rubin (incorporated herein by reference to Exhibit 10.5 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(8)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Mark A. Griffith (incorporated herein by reference to Exhibit 10.6 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(9)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and David O. Team (incorporated herein by reference to Exhibit 10.7 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(10)

Equity Commitment Letter of Cerberus Capital Management, L.P. and Cerberus Capital Management II, L.P., dated August 29, 2004 (incorporated herein by reference to Exhibit 3 to Schedule 13D filed by Riley Property Holdings LLC on September 9, 2004).

(d)(11)

Equity Commitment Letter of Stuart A. Miller, The LM Stuart Miller Irrevocable Trust u/a 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P., dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(11) to Schedule 13E-3 dated October 14, 2004).

(d)(12)	Equity Commitment Letter of Jeffrey P. Krasnoff, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(12) to Schedule 13E-3 dated October 14, 2004).

(d)(13)	Equity Commitment Letter of Robert B. Cherry, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(13) to Schedule 13E-3 dated October 14, 2004).

(d)(14)	Equity Commitment Letter of Ronald E. Schrager, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(14) to Schedule 13E-3 dated October 14, 2004).

(d)(15)	Equity Commitment Letter of David O. Team, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(15) to Schedule 13E-3 dated October 14, 2004).

(d)(16)	Equity Commitment Letter of Mark A. Griffith, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(16) to Schedule 13E-3 dated October 14, 2004).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB Riley Investor LLC

By:	/s/ Ronald Kravit
Name: Ronald Kravit
Title: Managing Director

Riley Property Holdings LLC

By:	/s/ Ronald Kravit
Name: Ronald Kravit
Title: Managing Director

Riley Mezzanine Corp.

By:	/s/ Ronald Kravit
Name: Ronald Kravit
Title: President

Riley Acquisition Sub Corp.

By:	/s/ Ronald Kravit
Name: Ronald Kravit
Title: President

Cerberus Capital Management, L.P.

By:	/s/ Lenard Tessler
Name: Lenard Tessler
Title: Managing Director

Stuart A. Miller Irrevocable Trust U/A 10/6/94

By:	/s/ Stuart A. Miller
Name: Stuart A. Miller
Title: Trustee

MFA Limited Partnership By: LMM Family Corp., its General Partner

By:	/s/ Stuart A. Miller
Name: Stuart A. Miller
Title: President

The Miller Charitable Fund, L.P. By: LMM Family Corp., its Sole General Partner

By:	/s/ Stuart A. Miller
Name: Stuart A. Miller
Title: President

By:	/s/ Stuart A. Miller
Name: Stuart A. Miller

By:	/s/ Jeffey P. Krasnoff
Name: Jeffey P. Krasnoff

By:	/s/ Ronald E. Schrager
Name: Ronald E. Schrager

By:	/s/ Robert B. Cherry
Name: Robert B. Cherry

By:	/s/ David O. Team
Name: David O. Team

By:	/s/ Mark A. Griffith
Name: Mark A. Griffith

LNR Property Corporation

By:	/s/ Shelly Rubin
Name: Shelly Rubin
Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Description

(a)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 3, 2005 (incorporated herein by reference).

(b)(1)

Financing Commitment Letter of Deutsche Bank AG, Deutsche Bank Securities Inc. and Goldman Sachs Mortgage Company, dated September 21, 2004 (incorporated herein by reference to Exhibit (b)(1) to Schedule 13E-3 dated October 14, 2004).

(b)(2)	Mezzanine Financing Commitment Letter of Madeleine L.L.C., dated August 29, 2004 (incorporated herein by reference to Exhibit (b)(2) to Schedule 13E-3 dated October 14, 2004).

(c)(1)	Opinion of Greenhill & Co. Inc., dated August 27, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)

Materials presented by Greenhill & Co. Inc., dated August 27, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(2) to Schedule 13E-3 dated October 14, 2004).

(c)(3)

Materials presented by Greenhill & Co. Inc., dated August 24, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(3) to Schedule 13E-3 dated December 27, 2004).

(c)(4)

Materials presented by Greenhill & Co. Inc., dated June 9, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(4) to Schedule 13E-3 dated December 27, 2004).

(c)(5)

Materials presented by Greenhill & Co. Inc., dated June 3, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(5) to Schedule 13E-3 dated December 27, 2004).

(c)(6)

Materials presented by Greenhill & Co. Inc., dated May 28, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(6) to Schedule 13E-3 dated December 27, 2004).

(c)(7)

Materials presented by Greenhill & Co. Inc., dated May 17, 2004, to the Special Committee of the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(7) to Schedule 13E-3 dated December 27, 2004).

(c)(8)

Materials presented by Greenhill & Co. Inc., dated April 21, 2004, to the Board of Directors of LNR Property Corporation (incorporated herein by reference to Exhibit (c)(8) to Schedule 13E-3 dated December 27, 2004).

(d)(1)

Plan and Agreement of Merger, dated as of August 29, 2004, by and among LNR Property Corporation, Riley Property Holdings LLC and Riley Acquisition Sub Corp. (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)

Voting Agreement, dated as of August 29, 2004, by and among Riley Property Holding LLC, LNR Property Corporation and certain stockholders of LNR Property Corporation identified therein (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by LNR Property Corporation on September 1, 2004).

(d)(3)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Stuart A. Miller (incorporated herein by reference to Exhibit 10.1 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(4)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Jeffrey P. Krasnoff (incorporated herein by reference to Exhibit 10.2 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(5)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Ronald E. Schrager (incorporated herein by reference to Exhibit 10.3 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(6)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Robert B. Cherry (incorporated herein by reference to Exhibit 10.4 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(7)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Shelly Rubin (incorporated herein by reference to Exhibit 10.5 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(8)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and Mark A. Griffith (incorporated herein by reference to Exhibit 10.6 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(9)

Change in Control Agreement, dated April 22, 2004, by and between LNR Property Corporation and David O. Team (incorporated herein by reference to Exhibit 10.7 to the Schedule 10-Q filed by LNR Property Corporation on July 15, 2004).

(d)(10)

Equity Commitment Letter of Cerberus Capital Management, L.P. and Cerberus Capital Management II, L.P., dated August 29, 2004 (incorporated herein by reference to Exhibit 3 to Schedule 13D filed by Riley Property Holdings LLC on September 9, 2004).

(d)(11)

Equity Commitment Letter of Stuart A. Miller, The LM Stuart Miller Irrevocable Trust u/a 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P., dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(11) to Schedule 13E-3 dated October 14, 2004).

(d)(12)	Equity Commitment Letter of Jeffrey P. Krasnoff, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(12) to Schedule 13E-3 dated October 14, 2004).

(d)(13)	Equity Commitment Letter of Robert B. Cherry, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(13) to Schedule 13E-3 dated October 14, 2004).

(d)(14)	Equity Commitment Letter of Ronald E. Schrager, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(14) to Schedule 13E-3 dated October 14, 2004).

(d)(15)	Equity Commitment Letter of David O. Team, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(15) to Schedule 13E-3 dated October 14, 2004).

(d)(16)	Equity Commitment Letter of Mark A. Griffith, dated August 29, 2004 (incorporated herein by reference to Exhibit (d)(16) to Schedule 13E-3 dated October 14, 2004).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)	None.